Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139445
PROSPECTUS SUPPLEMENT DATED February 21, 2007
(To Prospectus Filed December 18, 2006)
3.00% Convertible Senior Subordinated Notes Due 2011
1,762,519 Common Shares
This prospectus supplement, together with the prospectus described above, is to be used by certain holders of the securities referenced above, or by their transferees, pledgees, donees or their successors, in connection with the offer and sale of the securities. This prospectus supplement should be read in conjunction with the prospectus and is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus.
The table included in the section captioned “Selling Security Holders” commencing on page 19 of the prospectus is hereby amended to reflect the following revised amount of notes, and common stock issuable upon conversion of the notes, for Jeffries & Company, Inc. and Wolverine Convertible Arbitrage Fund Trading Limited and to add the other selling security holder identified below and to reflect the notes, and common stock issuable upon conversion of the notes, for such selling security holder, as shown below:

				No. of Shares	No. of	No. of Shares
	Amount of			of Common	Shares of	of Common
	Notes	% of Notes	Amount of Notes	Stock	Common	Stock Owned
	Beneficially	Beneficially	Being Offered	Beneficially	Stock Being	After
Name of Selling Stockholder	Owned ($)	Owned	($) (a)	Owned(b)(c)	Offered (a)(c)	Offering (a)

Jeffries & Company, Inc. (d)(e)	$5,000,000	4.5%	$5,000,000	80,115	80,115	0

Wolverine Convertible Arbitrage Fund Trading Limited (e)(f)	5,000,000	4.5%	5,000,000	80,115	80,115	0

GPC LX, LLC (e)(g)(h)	825,000	*	825,000	13,219	13,219	0

*	Less than 1%

(a)	Because the selling security holder may sell pursuant to the prospectus all or a portion of the offered notes, and common stock issuable upon conversion of the notes, we cannot know or estimate number or percentage of notes and common stock that the selling security holder will hold upon the termination of any particular offering. Please refer to the “Plan of Distribution” beginning on page 54 of the prospectus. The information presented assumes that the selling security holder will fully convert the notes for cash and shares of our common stock, and that the selling security holder will sell all shares of our common stock that it receives pursuant to such conversion.

(b)	Includes shares of our common stock issuable upon conversion of the notes.

(c)	The number of shares of our common stock issuable upon conversion of the notes is calculated to be the maximum number of shares issuable upon conversion assuming (i) the value of the notes approach an infinite amount at the time of conversion, with the $110,000,000 principal amount paid in cash and the remaining value paid in shares of our common stock, and (ii) the conversion of the full amount of notes held by the selling security holders at the initial conversion price of $62.41, which corresponds to the initial conversion rate of 16.0229 shares per $1,000 principal amount of the notes. Accordingly, the number of shares of our common stock to be offered using this prospectus may be less than the amount shown. Fractional shares will not be issued upon conversion of the notes. Instead, we will pay cash in lieu of fractional shares, if any. Due to the effects of rounding, the numbers shown in this column do not equal exactly 16.0229 shares per $1,000 principal amount of the notes.

(d)	This selling security holder has identified itself as a registered broker-dealer and, accordingly, it is deemed to be, under the interpretations of the SEC, an “underwriter” within the meaning of the Securities Act. In October 2006, the selling security holder acted as joint lead manager and as an initial purchaser of the securities offered by this prospectus supplement and the prospectus in a private placement. The selling security holder received customary fees and commissions for these transactions. Please see “Plan of Distribution” commencing on page 54 of the prospectus for required disclosure regarding this selling security holder. Jeffries & Company, Inc. is a wholly owned subsidiary of Jeffries Group, Inc., which is a publicly owned corporation.

(e)	This selling security holder has indicated that to its knowledge it does not own any shares of our common stock other than shares issuable upon conversion of the notes. For purposes of this table, we have assumed that it does not.

(f)	Rob Bellick is the general partner of, and has voting and investment power over the securities held by, Wolverine Converible Arbitrage Fund Trading Limited.

(g)	The limited liability company manager of GPC LX, LLC is Guggenheim Advisors, LLC (“GA”). GA is wholly owned by Guggenheim Alternative Asset Management, LLC (“GAAM”). The Governor and Company of the Bank of Ireland, through its subsidiaries, owns a majority of the limited liability company membership interests in GAAM. The investment manager of GPC LX, LLC is Wolverine Asset Management, LLC (“WAM”). Christopher Gust is the portfolio manager that oversees the investment of the assets of GPC LX, LLC on behalf of WAM. The Governor and Company of the Bank of Ireland, through its subsidiaries, owns a majority of IAM Capital Corporation (“IAM”). IAM is a broker/dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers Regulation, Inc. IAM was organized for the limited purpose of offering investments in limited partnerships to which IAM’s parent, Iridian Asset Management LLC, acts as the investment advisor.

(h)	This selling security holder is an affiliate of a broker-dealer and has represented to us that it acquired its notes in the ordinary course of business and at the time of the purchase of its notes this selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the notes.
The foregoing table is based solely on the most current information provided to us by the selling security holders named above. None of these selling security holders has, within the past three years, held any position or office with us or any of our predecessors or affiliates, or had any other material relationship with us or any of our predecessors or affiliates.

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